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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
(Rule 13d-102)
Information to be included in statements filed pursuant to
Rules 13d-1(b), (c), and (d) and amendments thereto filed
pursuant to Rule 13d-2(b)

ResMed Inc. (Name of issuer)

Common Stock, par value $0.04 ("Common Stock") (Title of Class of Securities)

761152107 (CUSIP number)

October 31, 2002 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[x]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761152107

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) WESTPAC BANKING CORPORATION

(2)	Check the Appropriate Box If a Member of a Group (a) ☐
(See Instructions) (b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization AUSTRALIA

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0

(6) Shared Voting Power 2,560,737

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 2,560,737

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,560,737

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11)	Percent of Class Represented by Amount in Row (9) Approximately 8.02%

(12)	Type of Reporting Person (See Instructions) HC/BK

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) WESTPAC EQUITY HOLDINGS PTY LIMITED

(2)	Check the Appropriate Box If a Member of a Group (a) ☐
(See Instructions) (b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization AUSTRALIA

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0

(6) Shared Voting Power 2,560,737

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 2,560,737

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,560,737

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11)	Percent of Class Represented by Amount in Row (9) Approximately 8.02%

(12)	Type of Reporting Person (See Instructions) HC

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) WESTPAC FINANCIAL SERVICES GROUP LIMITED

(2)	Check the Appropriate Box If a Member of a Group (a) ☐
(See Instructions) (b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization AUSTRALIA

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0

(6) Shared Voting Power 2,560,737

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 2,560,737

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,560,737

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11)	Percent of Class Represented by Amount in Row (9) Approximately 8.02%

(12)	Type of Reporting Person (See Instructions) HC

Item 1(a).		Name of Issuer:
ResMed Inc.
Item 1(b).		Address of Issuer's Principal Executive Offices:
14040 Danielson Street Poway, California 92064-6857 (858) 746-2400
Item 2(a).		Name of Person Filing:
Westpac Banking Corporation;
Westpac Equity Holdings Pty Limited; and
Westpac Financial Services Group Limited
Item 2(b).		Address of Principal Business Office or, if None, Residence:
60 Martin Place Sydney NSW 2000 Australia
Item 2(c).		Citizenship:
N/A
Item 2(d).		Title of Class of Securities:
Common Stock, par value $0.04 (the "Common Stock")
Item 2(e).		CUSIP Number:
761152107
Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	/ /	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	/ /	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	/ /	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	/ /	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	/ /	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.		Ownership.*
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item I.
(a)		Amount beneficially owned: 2,560,737.
(b)		Percent of class: approximately 8.02%.(1)
(c)		Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0.
	(ii)	Shared power to vote or to direct the vote 2,560,737.
	(iii)	Sole power to dispose or to direct the disposition of 0.
	(iv)	Shared power to dispose or to direct the disposition of 2,560,737.
Item 5.		Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6.		Ownership of More than Five Percent on Behalf of Another Person.
None.
Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Exhibit 99.2.
Item 8.		Identification and Classification of Members of the Group.

On October 31, 2002, Westpac Financial Services Group Limited ("WFSGL") acquired 99.98% of the ordinary shares and 100% of the redeemable preference shares in Principal Financial Group (Australia) Holdings Pty Limited (now re-named BT Financial Group Pty Limited). BT Funds Management Limited ("BTFML") is a wholly owned subsidiary of BT Financial Group Pty Limited and beneficially owned directly 12,159,066 CUFS, representing 1,215,906.6 shares of Common Stock on October 31, 2002. BTFML filed on February 14, 2002 a Schedule 13G/A relating to its beneficial ownership of Common Stock.

As of October 31, 2002, Westpac Banking Corporation ("WBC") may be deemed to be the indirect beneficial owner of 8.02% of the outstanding shares of common stock of ResMed Inc. because it is the ultimate parent of:

(1)
ResMed Inc. had 31,916,680 shares of Common Stock outstanding as at October 31, 2002 according to IRESS, the Integrated Real Time Equity System of IRESS Market Technology Limited.

•	Westpac Investment Management Pty Limited ("WIMPL") which beneficially owns directly 105,440 CHESS units of Foreign Securities ("CUFS"), which represent 10,544 shares of Common Stock;
•	BTFML which beneficially owns directly 12,159,066 CUFS which represent 1,215,906.6 shares of Common Stock; and
•	Sagitta Wealth Management Limited ("SWML") which beneficially owns directly 13,342,864 CUFS which represent 1,334,286.4 shares of Common Stock.

WFSGL may also be deemed to be the indirect beneficial owner of 8.02% of the outstanding shares of common stock of ResMed Inc. because it is a wholly owned subsidiary of WBC and because it beneficially owns directly all of the outstanding equity of WIMPL and SWML and indirectly all of the outstanding equity of BTFML.

Westpac Equity Holdings Pty Limited ("WEHPL"), may also be deemed to be the indirect beneficial owner of 8.02% of the outstanding shares of common stock of ResMed Inc. because it is a wholly owned subsidiary of WBC and because it beneficially owns directly all of the outstanding equity of WFSGL.
Each of WBC, WFSGL and WEHPL disclaim beneficial ownership of the shares of common stock of ResMed Inc.
As at the date of filing the total combined interests of the Reporting Persons is expected to be approximately 7.29%.
Item 9.	Notice of Dissolution of Group.
N/A.
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2002
WESTPAC BANKING CORPORATION
	By:	/s/ JULIE ELIZABETH THORBURN
		Name:	Julie Elizabeth Thurburn
		Title:	Attorney

WESTPAC EQUITY HOLDINGS PTY LIMITED

	By:	/s/ LINDA RENAY LA HOOD
		Name:	Linda Renay La Hood
		Title:	Secretary

WESTPAC FINANCIAL SERVICES GROUP LIMITED

	By:	/s/ JULIE ELIZABETH THORBURN
		Name:	Julie Elizabeth Thorburn
		Title:	Secretary

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Joint Filing Agreement, dated November 12, 2002, between Westpac Banking Corporation, Westpac Equity Holdings Pty Limited and Westpac Financial Services Group Limited.
99.2	Item 7 Information

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SIGNATURE
INDEX TO EXHIBITS